Exhibit (a)(1)(xi)

TO:	SMG Option and Freestanding Stock Appreciation Rights Holders

FROM:	Merrill Lynch

RE:	SMG’s Dutch Auction Tender Offer- Immediate Attention Required
On December 12th, The Scotts Miracle-Gro Company (“SMG”) announced plans to return $750 million to shareholders through a modified “Dutch auction” tender offer and a special cash dividend. The Dutch auction tender offer was commenced on January 10th. The special dividend is expected to be declared in February. To participate in the Dutch auction tender offer, you will need to exercise your vested options and/or freestanding stock appreciation rights on or before February 1, 2007. To receive the dividend, assuming it is declared and paid as anticipated, you will have to exercise your vested options and/or freestanding stock appreciation rights at least seven days prior to the announced record date. The actual date will depend on when and if the contemplated dividend is declared. It is contemplated that there will be about 10 calendar days from the declaration date to the record date. You should watch for SMG’s announcement of these dates.
Such action may or may not be beneficial to you. In the near future you should receive a letter from us providing more information regarding the action you must take, if you wish to exercise options and/or freestanding stock appreciation rights. Please call Merrill Lynch at (800) 285-0648 if you have questions regarding exercise procedures or D.F. King & Co., Inc. at (800) 714-3312 to obtain copies of the materials pertaining to the tender offer.
This email is intended only to give you advance notice of the letter you should receive shortly and the relatively short time frame within which you will have to act. It is not a recommendation to either exercise your vested options and/or freestanding stock appreciation rights or participate in the tender.